------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0104
                                                  Expires:            12-31-2001
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Markin                               David                  R.
________________________________________________________________________________
   (Last)                            (First)              (Middle)
c/o Jackpot Enterprises, Inc.
1110 Palms Airport Drive
________________________________________________________________________________
                                    (Street)

Las Vegas                             Nevada                89119
________________________________________________________________________________
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

November 2, 2000
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

InterWorld Corporation (INTW)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by 1 Reporting Person

     [_]  Form Filed by More than 1 Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                          3. Ownership Form:
                               2. Amount of Securities       Direct (D) or
1. Title of Security              Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                     (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01                   4,270,406                    I                 (1), (3)
par value
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
                                                                 SEC 1473 (3-99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
8% PIK Convertible       4/12/01    10/10/05       Common Stock, $.01     5,866,905      $6.25/share      I            By Jackpot
Series A Preferred Stock                           par value                                                           Enterprises,
                                                                                                                       Inc. (3)

Warrant                  4/12/01    10/10/05       Common Stock, $.01        (2)         $7.25/share      I            By Jackpot
                                                   par value                                                           Enterprises,
                                                                                                                       Inc. (3)

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

1. On October 12, 2000 Jackpot, on behalf of J Net Venture I LLC, entered into a Loan and Forbearance Agreement with Michael Donohue, Chairman of the
Issuer, pursuant to which Jackpot agreed to purchase from Salomon Smith
Barney ("SSB") a loan from SSB to Mr. Donohue. The loan is secured by 4,270,406 shares of Common Stock owned by Mr. Donohue. Pursuant to a Call/Participation Agreement, Mr. Donohue agreed that Jackpot would share in the profit on a portion of the stock securing the loan once certain conditions, including repayment of the loan, were met. Mr. Donohue has sole power to vote and dispose of such shares. However, Mr. Donohue has agreed that for so long as the loan is outstanding, given the highly leveraged nature of the loan, he would, prior to any vote of the stockholders of Issuer, consult with Jackpot and obtain Jackpot's view with respect to such vote. He also agreed that in the event the Board of Directors of Issuer approves a merger of Jackpot with Issuer on or before April 10, 2001, Mr. Donohue will execute an appropriate voting agreement pursuant to which he will agree to vote his stock in favor of such merger.

2. Jackpot Enterprises, Inc. acquired a warrant to acquire a number of shares of Common Stock of the Issuer equal to 5,866,905 less the number of shares issuable upon conversion of the Series A Preferred Stock at an initial exercise price of $7.25 per share.

3. The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.


/s/ David R. Markin                                            11/13/2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2